Filed Pursuant to Rule 433

Issuer Free Writing Prospectus Dated July 11, 2014

Related to Preliminary Prospectus Supplement Dated July 7, 2014

Registration No. 333-196946

Update to Preliminary Prospectus Supplement

Dated July 7, 2014

This free writing prospectus relates only to the shares of our Class A common stock described below and should be read in conjunction with the preliminary prospectus supplement dated July 7, 2014, or the preliminary prospectus supplement, to the prospectus dated June 20, 2014 that is a part of the Registration Statement on Form S-3 (File No. 333-196946) filed with the Securities and Exchange Commission (SEC). A copy of the preliminary prospectus supplement dated July 7, 2014 can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1341141/000119312514262109/d753584d424b5.htm

The following information supplements and updates the information contained in the preliminary prospectus supplement. This free writing prospectus amends certain information in the preliminary prospectus supplement to reflect an increase in the size of the offering by 2,500,000 shares of Class A common stock and an increase in the over-allotment option by 375,000 shares of Class A common stock. The public offering price for the shares of our Class A common stock to be sold in the offering will be $11.75 per share.

In the preliminary prospectus supplement, we proposed to offer 10,000,000 shares of our Class A common stock with an over-allotment option of 1,500,000 shares of Class A common stock. In addition, in the preliminary prospectus supplement under the heading “Capitalization” and “Use of Proceeds,” we assumed an offering price of $13.60 per share, which was based on the last reported sales price of our shares on the New York Stock Exchange (NYSE) on July 2, 2014.

Unless the context indicates otherwise, as used in this free writing prospectus, the terms “we,” “us” and “our” refer to CatchMark Timber Trust, Inc.

Class A Common stock offered	12,500,000 shares (or 14,375,000 shares if the underwriters’ overallotment option is exercised in full)

Public offering price	$11.75 per share of our Class A common stock

Class A Common stock to be outstanding after this offering	31,156,057 shares (or 33,031,057 shares if the underwriters’ overallotment option is exercised in full)

Use of proceeds	We estimate that the gross proceeds from our issuance and sale of 12,500,000 shares of Class A common stock in this offering will be approximately $146.9 million (or approximately $168.9 million if the underwriters’ over-allotment option is exercised in full), before deducting underwriting discounts and commissions and estimated offering expenses payable by us. We expect to utilize the net proceeds from the sale of Class A common stock by us in this offering together with the available borrowing capacity under our multi-draw term credit facility, after giving effect to the application of the net proceeds from this offering, primarily for future timberland acquisitions.

Pro forma as adjusted balance sheet data	On a pro forma as adjusted basis, as adjusted to give effect to the Completed Acquisitions and the sale of shares of our Class A common stock at an offering price of $11.75 per share, and after deducting the underwriting discount and estimated offering expenses and the application of the proceeds therefrom, cash and cash equivalents would be $22,969,310, total assets would be $441,469,194, total liabilities would be $5,784,336, total stockholders’ equity would be $435,684,858, outstanding debt would be $0, outstanding long-term debt would be $0, and our ratio of total debt to market capitalization would be 0%, in each case as of March 31, 2014.

Pro forma as adjusted capitalization	On a pro forma as adjusted basis, as adjusted to give effect to the Completed Acquisitions and the effect of the sale of shares of our Class A common stock in this offering at the public offering price of $11.75 per share, after deducting the underwriting discount and estimated offering expenses and the application of the proceeds therefrom, cash and cash equivalents would be $22,969,310, total liabilities would be $5,784,336, additional paid-in capital would be $590,878,529, accumulated deficit and distributions would be ($155,568,516), total stockholders’ equity would be $435,684,858 and total capitalization would be $435,684,858, in each case as of March 31, 2014.

Capitalized terms used in this free writing prospectus have the meanings set forth in the preliminary prospectus supplement unless otherwise defined in this free writing prospectus.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, prospectuses may be obtained from: Raymond James & Associates, Inc., Attention: Syndicate Department, 880 Carillon Parkway, St. Petersburg, FL 33716, telephone: (800) 248-8863, email: prospectus@raymondjames.com; Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate Department, One South Street, 15th Floor, Baltimore, MD 21202, telephone: (855) 300-7136, email: SyndProspectus@stifel.com; or Robert W. Baird & Co. Incorporated, Attention: Syndicate Department, 777 E. Wisconsin Ave., Milwaukee, Wisconsin 53202, telephone: (800) 792-2473, email: syndicate@rwbaird.com.

.